November 7, 2019

Avi Katz
Chief Executive Officer
GigCapital, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

       Re: GigCapital, Inc.
           Proxy Materials on Schedule PRER14A
           Filed on September 24, 2019
           File no. 001-38320

Dear Dr. Katz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRER 14A filed October 28, 2019

Questions and Answers about the Proposals for Stockholders, page 10

1. We note your response to prior comment 2. Please clarify how the agreements in the respective letters of intent "preserve the possibility that cash currently held in the Trust
      Account for certain of the public shares could in the future become available to the post-
      combination company," which suggests that, absent these agreements, those funds would otherwise not be available to the company.
 Avi Katz
FirstName LastNameAvi Katz
GigCapital, Inc.
November NameGigCapital, Inc.
Comapany 7, 2019
Page 2
November 7, 2019 Page 2
FirstName LastName
Risk Factors
Following the Business Combination, we may be required to purchase up to 5,346,250 shares..., page 84

2. We note your responses to prior comments 1 and 2. Expand this risk factor to highlight the fact that the forward purchase contracts with certain shareholders provide them with price protection (if the company's stock price drops below $10.50) that is not being provided to public shareholders who do not tender their rights.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Larry Spirgel, Office Chief, at (202) 551-3810 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Jeffrey C. Selman